

September 10, 2025

R. David Banyard, Jr.
Chief Executive Officer
MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

> **Re: MasterBrand, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 5, 2025**
> **File No. 333-290071**

Dear R. David Banyard, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing